STATE OF DELAWARE
                            CERTIFICATE of AMENDMENT
                         Of CERTIFICATE of INCORPORATION
                                       of
                            THE CATAPULT GROUP, INC.


     First: That the Board of Directors of The Catapult Group, Inc. (the "Corporation"), by unanimous consent to act in writing in lieu of a meeting, duly adopted a resolution setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling for the approval of them by the shareholders of the Corporation. The resolution setting forth the proposed amendment is as follows:

     RESOLVED, that the Corporation amend its Certificate of Incorporation to change the name of the Corporation from "The Catapult Group, Inc." to "Rainwire Partners, Inc."


     Second: That thereafter, pursuant to resolution of its Board of Directors and in accordance with 8 Delaware Code Section 228, the written consent of the holders of a majority of the outstanding common stock of the Corporation approving such amendments was duly obtained by the Corporation, and prompt notice of such written consent was given, all as required by statute. Third:
That said  amendment  was duly  adopted in  accordance  with the  provisions  of
Section 242 of the General  Corporation  Law of the State of  Delaware.  Fourth:
That the capital of the Corporation shall not be reduced under or by reason of said amendments.

         This 27th day of  July, 2000.
                                              The Catapult Group, Inc.


                                              By: _____________________________
                                              Bryan M. Johns,
                                              Chief Executive Officer